SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1


                                  CONSECO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    208464107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stephen C. Hilbert
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

[   ]

         CUSIP No.  . . . . . . . . . . . . . . . . . . . . . . . . .  208464107

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON . . . . . . . . . . . . . . Stephen C. Hilbert

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON . . . . . . Not given
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ] (b) [   ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS . . . . . . . . . . . . . . . . . . . . . . . . .PF, BK

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION . . . . . . .United States Citizen
--------------------------------------------------------------------------------
Number of        7.      SOLE VOTING POWER . . . . . . . . . . . . . . 9,631,034

Shares                   -------------------------------------------------------

Beneficially     8.      SHARED VOTING POWER . . . . . . . . . . . . . . 735,000

Owned By                 -------------------------------------------------------

Each             9.      SOLE DISPOSITIVE POWER . . . . . . . . . . . .9,631,034

Reporting                -------------------------------------------------------

Person With     10.      SHARED DISPOSITIVE POWER . . . . . . . . . . . .735,000

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,366,034
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.3%
         ----------
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON . . . . . . . . . . . . . . . . . . . . . . IN

Item 1.   Security and Issuer

     This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Conseco, Inc., an Indiana corporation ("Conseco"). Conseco's principal executive office is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

Item 2.   Identity and Background

     No amendment.

Item 3.   Source and Amount of Funds or Other Consideration

     The acquisition which is the subject of this Schedule 13D is the beneficial ownership of 45,825 shares of Common Stock that Mr. Hilbert acquired on June 30, 1998 in connection with Conseco's acquisition of Green Tree Financial Corporation ("Green Tree"). Prior to that date, Mr. Hilbert had owned 50,000 shares of Green Tree Common Stock, which shares converted into 45,825 shares of Common Stock pursuant to the terms of the Agreement and Plan of Merger between Conseco and Green Tree.

     As a result of the issuance of additional shares of Common Stock by Conseco in the Green Tree transaction, Mr. Hilbert's ownership percentage of Common Stock has been reduced below 5% and he will no longer be subject to the
     Schedule 13D filing requirements until his ownership exceeds 5%, if ever. Mr. Hilbert also made a gift of 10 shares of Common Stock on May 7, 1998.

     Such change in the number of shares of Common Stock beneficially owned by Mr. Hilbert and the increase in the number of outstanding shares of Common Stock results in Mr. Hilbert's ownership equalling 3.3% of the shares of Common Stock deemed to be outstanding under Rule 13d-3(d) of the Securities and Exchange Commission. In all other respects, the response to this Item 3 remains unchanged.

Item 4.   Purpose of Transaction

     No change.

Item 5.   Interest in Securities of the Issuer

     Set forth below is information concerning the shares of Common Stock beneficially owned by Mr. Hilbert on the date hereof.

(a) 10,366,034 shares, which number includes (i) 2,845,540 shares of Common Stock which may be acquired by Mr. Hilbert within 60 days upon exercise of stock options, (ii) 2,570,000 shares of Common Stock which are owned by trusts of which Mr. Hilbert is the sole trustee (the "Trusts"), (iii) 655,000 shares of Common Stock which are owned by The Hilbert Foundation (the "Foundation") of which Mr. Hilbert and his wife are trustees, (iv) 20,000 shares of Common Stock which may be acquired by the Foundation within 60 days upon exercise of a warrant to purchase 20,000 shares of Common Stock for $19.54 per share (the "Warrant"), (v) 116,822 shares of Common Stock which are owned by the Stephen C. Hilbert 1996 Grantor Retained Annuity Trust Agreement (the "Hilbert GRAT") of which Mr. Hilbert is a co-trustee and (vi) 60,000 shares of Common Stock which are owned by Tomisue Hilbert Trust of which Mrs. Hilbert is the sole trustee and ownership of which Mr. Hilbert expressly disclaims beneficial ownership. Such amount is 3.3% of the deemed outstanding shares of Common Stock of Conseco.

(b) Except for shares held by the Foundation, the Hilbert GRAT and Tomisue Hilbert Trust as indicated in (a), Mr. Hilbert has the sole power to vote or to direct the vote of all of the shares disclosed in (a) and the sole power to dispose or to direct the disposition of such shares. Shares beneficially owned, which are subject to options or warrants, do not have voting rights prior to exercise of such options or warrants, as the case may be.

(c) Except as disclosed herein, Mr. Hilbert has not engaged in any transactions concerning the Common Stock during the past 60 days.

(d) Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by Mr. Hilbert.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Hilbert now holds options not exercisable within 60 days to acquire 6,757,551 shares of Common Stock. All such options were granted under the Conseco Stock Option Plan, as amended, the Conseco 1994 Stock and Incentive Plan, and the Conseco 1997 Non-qualified Stock Option Plan.

     Such amount reflects a grant on May 14, 1998 of options to purchase 1,500,000 shares of Common Stock. Such grant was made pursuant to the terms of a new employment agreement between Conseco and Mr. Hilbert.

     In all other respects, the response to Item 6 remains unchanged.

Item 7.   Material to Be Filed as Exhibits

     Not amended.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 10, 1998.



                                                     /s/Stephen C. Hilbert
                                                     ---------------------------
                                                     Stephen C. Hilbert